Arca U.S. Treasury Fund

(the “Fund”)

 Supplement dated September 30, 2022 to

the Prospectus dated April 30, 2022

This supplement provides updated information beyond that contained in the Fund’s Prospectus and should be read in conjunction with the Fund’s Prospectus.

On September 15, 2022, the Ethereum Foundation merged its production network (“Mainnet”) with a new consensus layer that had been operating since December 2020. This event, known as the “Merge,” resulted in the Ethereum Mainnet moving from a proof-of-work consensus mechanism to a new proof-of-stake (“PoS”) consensus mechanism. Following the Merge, ArCoin will only be supported on the upgraded Ethereum Mainnet (now running PoS). This means new purchases of ArCoin will continue to be issued only on Ethereum Mainnet. Additionally, the Transfer Agent will only monitor for transactions on the PoS chain and will only reconcile the Fund’s shareholder records to the PoS chain.

As a result of this change, effective immediately, the following changes are made to the Fund’s Prospectus:

In the subsection entitled “Summary of Risks – Risks of Digital Securities” in the section entitled “Prospectus Summary” and in the subsection entitled “Risks of Digital Securities” within the section entitled “Risk Factors,” the following risks are added immediately after the risks entitled “The Fees and Risks Related to Use of the Ethereum Blockchain”:

Ethereum Blockchain Technology Risks

Fork Risk

Blockchain software is generally open-source. Any user can download the software, modify it and then propose that the network adopt the modification. When a modification is introduced and a substantial majority of users consent to the modification, the change is implemented and the blockchain network remains uninterrupted. However, if less than a substantial majority of users consent to a proposed modification, and the blockchain consensus mechanism allows for the modification to nonetheless be implemented by some users and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the blockchain network (and the blockchain), with one version running the pre-modified software and the other running the modified software. The effect of a fork is the existence of two (or more) versions of the blockchain network running in parallel, but with each version’s native asset lacking interchangeability. Additionally, a fork could be introduced by an unintentional, unanticipated software flaw in the multiple versions of otherwise compatible software that users run. If a fork occurs, the original blockchain and the forked blockchain could potentially compete for users and other participants, leading to a loss of these for the original blockchain.

51% Attack Risk

If a majority of staked native cryptocurrency on a blockchain using a proof-of-stake consensus mechanism, such as Ethereum, is controlled by a bad actor, whether singularly or as a group (often referred to as a “51% attack”), it may be able to alter the blockchain on which the network and network transactions rely. This could occur, for example, if the bad actor were to construct fraudulent blocks or prevent certain transactions from being completed in a timely manner, or at all. It could also be possible for a malicious actor to control, exclude or modify the ordering of transactions, though it could not generate new network coins or transactions. Further, a bad actor could “double-spend” its own network native digital asset (i.e., spend the same network digital asset in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. If the network community did not reject the fraudulent blocks as malicious or to the extent that such bad actor did not yield its control, reversing any changes made to the blockchain network may be impossible. The possible crossing of this threshold indicates a greater risk that a single validator (or group of validators working together) could exert authority over the validation of network transactions. If the feasibility of a bad actor gaining control of the blockchain network increases, it may negatively affect the ability of the Fund’s shares to be held on the blockchain undergoing a 51% Attack.

The 51% threshold is the level that would almost guarantee a malicious actor’s success. However, such attacks could in theory occur at thresholds lower than 51% of the staked cryptocurrency. In addition, a malicious actor may also obtain control over the blockchain network through its influence over core developers by gaining direct control over a core developer or an otherwise influential programmer. To the extent that a blockchain network’s ecosystem does not grow, the possibility that a malicious actor may be able to obtain control of the processing power or development control on the blockchain network in this manner will remain heightened.

Additional Risks of the Ethereum Blockchain’s Change to a Proof-of-Stake Consensus Mechanism

Ethereum previously used a consensus protocol called proof-of-work, similar to bitcoin. This allowed the nodes of the Ethereum network to agree on the state of all information recorded on the Ethereum blockchain and prevented certain kinds of economic attacks. One risk of the recent Merge and the Ethereum blockchain moving to proof-of-stake is centralization of staking power in a relatively small number of validators which could occur, for example, as a result of validators ceasing operations or if staked ether is otherwise concentrated in a small number of validators. As a result, it may adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) or otherwise be possible for a bad actor to manipulate a blockchain and hinder transactions. Any reduction in confidence in the confirmation process or processing power of the Ethereum blockchain may adversely affect an investment in the Fund. Another risk of the Ethereum blockchain moving to proof-of-stake is that segments of the mining community and other users were against this change, and it is possible that two Ethereum blockchains (among potentially others) will endure and compete going forward, which may slow or impede transactions. Such events would not have any impact on the official record of shares maintained by the Transfer Agent, although they could cause a decline in interest in the Fund among current and potential shareholders.

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Please retain this supplement for future reference.

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